                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated average burden
                                                      hours per response......11

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             First Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  318687 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [x]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)

CUSIP NO.                              13G                     Page 2 of 2 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

                Thomas M. Sutherland
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]    N/A
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization       United States of America


--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power             2,329

      Shares
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power           22,940

     Owned by
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power        2,329

     Reporting
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power      22,940


--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person   25,269


--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                N/A


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)             1.6%


--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------
        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Item 1.

   (a) Name of Issuer   First Bancshares, Inc.
                     ----------------------------------------------------------

   (b) Address of Issuer's Principal Executive Offices

               142 East First Street, Mountain Grove, MO 65711
       -------------------------------------------------------------------------

Item 2.

   (a) Name of Person Filing    Thomas M. Sutherland
                            ----------------------------------------------------

   (b) Address of Principal Business Office or, if none, Residence

               302 East South Street, Ozark, MO 65721
       -------------------------------------------------------------------------

   (c) Citizenship    United States of America
                  --------------------------------------------------------------

   (d) Title of Class of Securities    Common Stock, $.01 par value
                                   ---------------------------------------------

   (e) CUSIP Number   318687 10 0
                   -------------------------------------------------------------

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   (a)  ___  Broker or dealer registered under section 15 of the Act (15 U.S.C.
             780).

   (b)  ___  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

   (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

   (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

   (e)  ___  An investment adviser in accordance with section
             240.13d-1(b)(1)(ii)(E);

   (f) ___ An employee benefit plan or endowment fund in accordance with S240.13d-1(b)(1)(ii)(F);

   (g)  ___  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

   (h) ___ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

   (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]  Group, in accordance with Section 240 13d-1(b)(1)(ii)(J).

ITEM 4.    OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 25,269
                                    ------

     (b) Percent of class:  1.6%
                            ----

     (c) Number of shares as to which the person has:

         (i)    Sole power to vote or to direct the vote  2,329
                                                            -----

         (ii)   Shared power to vote or to direct the vote  22,940
                                                              ------

         (iii)  Sole power to dispose or to direct the disposition of     2,329.
                                                                          ------

         (iv)   Shared power to disposed or to direct the disposition of 22,940.
                                                                         -------

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Instruction: Dissolution of a group requires a response to this item.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Thomas M. Sutherland has sole power to direct the receipt of the proceeds from the sale of the following shares: 1,329 shares held by the Thomas M. Sutherland Trust, dated 1/11/85 (Thomas M. Sutherland is the trustee of this trust); 500 shares held by the Thomas M. Sutherland, Jr. 2000 Revocable Trust, dated 10/17/00 (Thomas M. Sutherland is the trustee of this trust); and 500 shares held by the Michael A. Sutherland 2002 Revocable Trust, dated 3/11/02 (Thomas M. Sutherland is the trustee of this trust). Thomas M. Sutherland has shared power to direct the receipt of the proceeds from the sale of the following shares: 400 shares held by Debra T. Sutherland, wife of Thomas M. Sutherland; 500 shares held by the Erin A. Sutherland 1997 Revocable Trust, dated 12/23/97 (Thomas M. Sutherland is a co-trustee of this trust); and 22,040 shares held by Mary M. Sutherland, a minor child of Thomas M. Sutherland.

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
           THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY    N/A

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP       N/A

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP  N/A

ITEM 10.   CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 14, 2005
                                             ----------------------------------
                                                            Date

                                                 /s/ Thomas M. Sutherland
                                             ----------------------------------
                                                          Signature

                                                     Thomas M. Sutherland
                                             ----------------------------------
                                                          Name/Title